Filed Pursuant to Rule 424(b)(3)
File No. 333-248710

PIMCO Income Opportunity Fund

(the “Fund”)

Supplement dated August 6, 2021 to the Fund’s Prospectus, Statement of Additional Information and Prospectus Supplement, each dated February 12, 2021, as supplemented

(respectively, the “Prospectus,” the “SAI” and the “Prospectus Supplement”)

At a Joint Special Meeting of Shareholders of PIMCO Dynamic Income Fund (“PDI”) and the Fund (the “Special Meeting”) held on August 6, 2021, shareholders of the Fund approved the Agreement and Plan of Reorganization pursuant to which the Fund will be reorganized with and into PDI. In addition, shareholders of PDI approved the issuance of additional common shares of beneficial interest of PDI (the “Merger Shares”) to be issued in connection with the reorganization of each of the Fund and PIMCO Dynamic Credit and Mortgage Income Fund (“PCI”) (collectively, the “Acquired Funds”) with and into PDI (collectively, the “Approvals”).

In connection with the reorganizations, Pacific Investment Management Company LLC (“PIMCO”), the investment manager of the Fund, has agreed to a 75% management fee waiver for the Fund that will be in effect for two months following the Approvals.

In addition, the Board of Trustees of PDI has also approved a conditional 0.05% (five basis points) reduction in the annual management fee rate paid by PDI to PIMCO from 1.15% to 1.10% of PDI’s average daily total managed assets effective as of the date of the closing of the reorganization of PCI into PDI.

In light of the existing similarities in the investment strategies and holdings of PDI and the Fund, PIMCO generally does not expect to restructure the Fund’s portfolio or reposition its holdings to a significant extent prior to the reorganization in order to align with PDI’s investment strategies. However, as of August 6, 2021 through the closing of the reorganization, the Fund will be in a “transition period” during which PIMCO may need to reposition the assets of the Fund to align with the investment strategies of PDI and prepare to transfer the assets of the Fund. During this time, the Fund may not be pursuing its investment objective and strategies, and limitations on permissible investments and investment restrictions will not apply.

The reorganization is currently expected to occur in approximately two to three months (and in any event not earlier than in two months), subject to PIMCO’s market outlook and operational considerations, the completion of the reorganization of PCI with and into PDI, and the satisfaction of applicable regulatory requirements and customary closing conditions. Upon consummation of the reorganization, shareholders of the Fund will receive Merger Shares (and cash in lieu of fractional Merger Shares, if any) with a net asset value equal to the net asset value of their shares of the Fund at the time of the reorganization. The reorganization is expected to be a tax-free event for federal income tax purposes, although any cash received by Fund shareholders in lieu of fractional Merger Shares may give rise to taxable capital gains for the shareholder.

The Fund and PDI have substantially similar investment objectives – to seek primarily current income and also capital appreciation. The Fund and PDI also pursue substantially similar investment strategies, utilizing a dynamic asset allocation strategy that focuses on duration management, credit quality analysis, risk management techniques and broad diversification among issuers, industries and sectors. Following the reorganization, Fund shareholders will become shareholders of PDI, and PDI will continue to be managed in accordance with PDI’s existing investment objectives and strategies. A fuller description and comparison of the investment policies, strategies and restrictions of PDI and the Fund, as well as a description of the terms of the reorganization, is contained in the proxy statement/prospectus.

The Fund may make dispositions of certain portfolio holdings before the reorganization. These sales may result in brokerage commissions and other transaction costs, and may result in the realization of capital gains that would be distributed to Fund shareholders as taxable distributions.

For more information regarding the Fund or the reorganizations, please call 844-337-4626. The proxy statement/prospectus relating to the reorganizations is also available for free on the Securities and Exchange Commission’s web site (http://www.sec.gov). Please read the most recent Fund prospectus carefully, available for free on PIMCO’s website (https://www.pimco.com/), before making any investment decisions.

Investors Should Retain This Supplement for Future Reference

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